May 29, 2014
Via EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Ms. Mara L. Ransom
  Assistant Director

  RE: USA Synthetic Fuel Corporation (the “Company”)
  Registration Statement on Form S-3
  File No. 333-194116

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, USA Synthetic Fuel Corporation hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4 p.m., Eastern Daylight Time, June 2, 2014, or as soon thereafter as possible.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

USA Synthetic Fuel Corporation
/s/ Dr. Steven C. Vick
Dr. Steven C. Vick Chief Executive Officer

Cc: Harry Graves